Exhibit 99.1

Home Federal Bancorp, Inc. of Louisiana

624 Market Street
Shreveport, Louisiana  71101

February 7, 2008

FOR IMMEDIATE RELEASE:

CONTACT:
Daniel R. Herndon, Chief Executive Officer
Clyde D. Patterson, Executive Vice President
Home Federal Bancorp, Inc. of Louisiana
(318) 222-1145

Home Federal Bancorp, Inc. of Louisiana Reports Net Earnings For the Quarter and Six Months Ended December 31, 2007.

Shreveport, Louisiana – Home Federal Bancorp, Inc. of Louisiana (the “Company”) (OTC BB: HFBL), the “mid-tier” holding company of Home Federal Savings and Loan Association (the “Association”), reported net earnings for the second quarter ended December 31, 2007 of $151,000, or basic earnings per share of $.05, a decrease of $23,000, or 13.2%, from the $174,000 in net earnings, reported for the second quarter ended December 31, 2007.

The decrease in net earnings for the quarter resulted primarily from a $14,000, or 1.8%, decrease in net interest income, a $12,000, or 12.8%, decrease in non-interest income and a $10,000, or 1.6%, increase in non-interest expense.   These changes were partially offset by a $13,000, or 14.6%, decrease in income taxes.  The decrease in net interest income for the quarter was primarily due to the increase in the Company’s cost of funds.  The decrease in non-interest income was primarily due to a decrease of $29,000, or 28.7%, in gain on sale of investments.  This decrease was partially offset by increases in other income and gain on sale of loans.  The increase in non-interest expenses was primarily due to an increase in audit and professional fees of $22,000, or 31.9%, and an increase in compensation and benefits expense of $11,000, or 2.9%.  These increases were partially offset by a decrease in other expenses.

For the six months ended December 31, 2007, Home Federal Bancorp, Inc. of Louisiana reported net earnings of $263,000, or basic earnings per share of $0.08, a decrease of $69,000, or 20.8%, as compared to the $332,000 in net earnings, reported for the six months ended December 31, 2006.  The decrease in net earnings for the six months ended December 31, 2007 was primarily due to a $38,000, or 2.4%, decrease in net interest income, a $31,000, or 20.5%, decrease in non-interest income and a $37,000, or 3.0%, increase in non-interest expense.  These changes were partially offset by a $37,000, or 21.6%, decrease in income taxes.  The decrease in net interest income was primarily attributable to an increase in the Company’s cost of funds.  The decrease in non-interest income was primarily due to a decrease in other income of $28,000, or 56.0%.  The increase in non-interest expense was primarily attributable to an increase in compensation and benefits expense of $37,000, or 4.9%.

At December 31, 2007, Home Federal Bancorp, Inc. of Louisiana reported total assets of $128.1 million, an increase of $9.3 million, or 7.8%, compared to total assets of $118.8 million at June 30, 2007.  The increase in assets was comprised primarily of the increase in cash and cash equivalents of $11.0 million, or 276.6%, to $15.0 million at December 31, 2007 compared to $4.0 million at June 30, 2007, and an increase in loans receivable of $2.1 million, or 7.7%.  These increases were partially offset by a decrease in investment securities of $2.7 million, or 3.1%, and a decrease in other assets of $1.1 million, or 36.5%.

Total liabilities increased $6.6 million, or 7.3%, to $97.6 million at December 31, 2007 from $91.0 million at June 30, 2007.  This increase is primarily due to an increase in deposits of $3.3 million, or 4.2%, and an increase in advances of $3.5 million, or 28.8%.

Shareholders' equity increased $2.6 million, or 9.5%, to $30.4 million, or 23.8% of total assets, at December 31, 2007 compared to $27.8 million, or 23.4% of total assets, at June 30, 2007.  The primary reasons for the increase in shareholders’ equity were recognition of $263,000 of net income for the six months ended December 31, 2007, and a decrease in the Company’s accumulated other comprehensive loss of $2.3 million, or 82.2%.

Home Federal Bancorp, Inc. of Louisiana is the mid-tier thrift holding company for Home Federal Savings and Loan Association which conducts business from its main office and two branch offices in northwest Louisiana.

Statements contained in this news release which are not historical facts may be forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995.  Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts.  They often include words like “believe,” “expect,” “anticipate,” “estimate” and “intend” or future or conditional verbs such as “will,” “would,” “should,” “could” or “may.”  We undertake no obligation to update any forward-looking statements.

Home Federal Bancorp, Inc. of Louisiana
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(In thousands)

ASSETS	December 31,	June 30,
	2007	2007
	(Unaudited)

Cash and cash equivalents	$14,958	$3,972
Investment securities	82,494	85,160
Loans receivable, net	28,751	26,689
Other assets	1,881	2,964
Total assets	$128,084	$118,785

LIABILITIES AND SHAREHOLDERS’ EQUITY

Deposits	$80,986	$77,710
Advances from the Federal Home Loan Bank of Dallas	15,933	12,368
Other liabilities	724	895

Total liabilities	97,643	90,973

Shareholders’ equity	30,441	27,812

Total liabilities and shareholders’ equity	$128,084	$118,785

Home Federal Bancorp, Inc. of Louisiana
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except share data)
	Three months ended December 31,		Six months ended December 31,
	2007	2006	2007	2006
	(Unaudited)		(Unaudited)

Total interest income	$1,779	$1,656	$3,506	$3,211
Total interest expense	1,001	864	1,967	1,634
Net interest income	778	792	1,539	1,577
Provision for loan losses	-	-	-	-
Net interest income after provision for loan losses	778	792	1,539	1,577
Non-interest income	82	94	120	151
Non-interest expense	633	623	1,262	1,225
Income before income taxes	227	263	397	503
Income taxes	76	89	134	171

NET INCOME	$151	$174	$263	$332

EARNINGS PER SHARE
Basic	$.05	$.05	$.08	$.10
Diluted	$.05	$.05	$.08	$.10